Filed by Gaming and Leisure Properties, Inc.
pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Pinnacle Entertainment, Inc.
Commission File No. for Registration Statement on Form S-4: 333-206649

On September 15, 2015 and September 17, 2015, Gaming and Leisure Properties, Inc.'s Chief Financial Officer, Bill Clifford, presented at the 4th Annual Wells Fargo Net Lease REIT Forum and the Imperial Capital Global Opportunities Conference, respectively. A copy of the investor presentation used at both is attached hereto.
Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about GLPI and its subsidiaries, including risks related to the following: the ability to receive, or delays in obtaining, the regulatory approvals required to own and/or operate its properties, or other delays or impediments to completing GLPI’s planned acquisitions or projects (including successful resolution of outstanding litigation against the owners of the Meadows Racetrack & Casino); GLPI’s ability to enter into definitive agreements with a third party operator for the Meadows Racetrack & Casino; the ultimate timing and outcome of the Company's proposed acquisition of substantially all of the real estate assets of Pinnacle Entertainment, Inc. (“Pinnacle”), including the Company's and Pinnacle's ability to obtain the financing and third party approvals and consents necessary to complete the acquisition; the ultimate outcome and results of integrating the assets to be acquired by the Company in the proposed transaction with Pinnacle; the effects of a transaction between GLPI and Pinnacle on each party, including the post-transaction impact on GLPI's financial condition, operating results, strategy and plans; GLPI's ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to GLPI; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to GLPI or persons acting on GLPI’s behalf are expressly qualified in their entirety by the cautionary statements included in this press release. GLPI undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in presentation may not occur.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between GLPI and Pinnacle, GLPI has filed with the SEC a registration statement on Form S-4 (File No. 333-206649) that includes a preliminary joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. This communication is not a substitute for the joint proxy statement/prospectus or any other document that GLPI or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by GLPI are available free of charge on GLPI’s investor relations website at investors.glpropinc.com or by contacting GLPI’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

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Certain Information Regarding Participants

GLPI and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of GLPI’s directors and executive officers in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

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Gaming and Leisure Properties, Inc. 1 Gaming & Leisure Properties Inc. Investor Presentation September 2015

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about GLPI and its subsidiaries, including risks related to the following: the ability to receive, or delays in obtaining, the regulatory approvals required to own and/or operate its properties, or other delays or impediments to completing GLPI’s planned acquisitions or projects (including successful resolution of outstanding litigation against the owners of the Meadows Racetrack & Casino); GLPI’s ability to enter into definitive agreements with a third party operator for the Meadows Racetrack & Casino; the ultimate timing and outcome of the Company's proposed acquisition of substantially all of the real estate assets of Pinnacle Entertainment, Inc. (“Pinnacle”), including the Company's and Pinnacle's ability to obtain the financing and third party approvals and consents necessary to complete the acquisition; the ultimate outcome and results of integrating the assets to be acquired by the Company in the proposed transaction with Pinnacle; the effects of a transaction between GLPI and Pinnacle on each party, including the post-transaction impact on GLPI's financial condition, operating results, strategy and plans; GLPI's ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to GLPI; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to GLPI or persons acting on GLPI’s behalf are expressly qualified in their entirety by the cautionary statements included in this press release. GLPI undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in presentation may not occur. 2 Gaming & Leisure Properties, Inc. Company Overview Forward Looking Statements

3 Gaming & Leisure Properties, Inc. Company Overview Important Information for Investors and Security Holders Additional Information This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between GLPI and Pinnacle, GLPI has filed with the SEC a registration statement on Form S-4 (File No. 333-206649) that includes a preliminary joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. This communication is not a substitute for the joint proxy statement/prospectus or any other document that GLPI or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by GLPI are available free of charge on GLPI’s investor relations website at investors.glpropinc.com or by contacting GLPI’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777. Certain Information Regarding Participants GLPI and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of GLPI’s directors and executive officers in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

 First Real Estate Company Focused on Ownership of Gaming Assets  Spun-off from Penn National Gaming (NASDAQ: PENN) November 2013  21 assets in 12 jurisdictions  Focus on Safety, Growth and Diversification  Actively pursuing acquisition and development opportunities in regional gaming and adjacent leisure markets  2014: Closed acquisition of Casino Queen for $140 million  2015: Announced acquisition of Pinnacle Entertainment, Inc.’s real estate assets for $4.5 billion(1) with expected close in first quarter 2016  Strong, Stable Cashflows  Corporate guarantees on all leases  35 year leases, included expected renewals  Long term, cross collateralized triple-net lease structure with fixed rent  Ability to participate in upside with rent escalator and percentage rent components  Well covered dividend with anticipated payout ratio of approximately 80% of AFFO  Disciplined, Market-tested Management Team  Significant development and acquisition track record  Management has extensive experience in gaming & related leisure real estate Company Overview 4 Gaming & Leisure Properties Inc. (1) Based on GLPI closing price as of 9/9/15, excludes transaction related fees and expenses Third Largest Publicly Traded Triple Net REIT With 35 Casino And Hotel Facilities In 14 States, Pro-forma For Acquisition Of Pinnacle’s Real Estate Assets Company Overview

 Size: Will be the third largest triple-net lease REIT by enterprise value (1)  Financial Strength: Lower cost of capital  Safety: Under 6.0X leverage and Ba1 / BB+ corporate credit rating  Stability: Rent structure which is primarily fixed, with high visibility to tenant ability to continue to pay rent  Growth: Multiple strategies to pursue accretive growth  First Mover: The first and only gaming-focused REIT, with unique experience in gaming real estate  Regulatory: REIT status and regulatory approval in multiple gaming jurisdictions 5 Gaming & Leisure Properties Inc. GLPI Strengths (1) Proforma for acquisition of Pinnacle Entertainment Inc.’s real estate assets, expected close in Q1 2016

 Multi-jurisdictional Portfolio With 21 Assets In 12 Jurisdictions  Deep Market Knowledge And Proven Ability To Navigate Licensing Process 6 Gaming & Leisure Properties Inc. Geographically Diversified Portfolio Casinos Owned & Operated PENN Operated Casino Current Jurisdictions Casino Queen

 Multi-jurisdictional Portfolio With 35 Assets In 14 Jurisdictions  Deep Market Knowledge And Proven Ability To Navigate Licensing Process 7 Gaming & Leisure Properties Inc. Pinnacle Transaction Adds Additional Diversification Pinnacle Operated Casino PENN Operated Casino Current Jurisdictions Casino Queen Casinos Owned & Operated

8 Gaming & Leisure Properties, Inc. Strategic Actions Commentary GLPI Target assets in domestic regional and destination gaming markets with stable revenue and reliable cash flow  Casino Queen, IL The Meadows, PA Sale Leaseback and Acquisitions in the Gaming Space Ability to offer UPREIT structure to defer tax consequences Potential to use existing operators or seek third party operator  Pinnacle Entertainment Real Estate Assets Attractive Financing Alternative for Private Or Public Single Or Multi-site Operators On 11/1/14 the PENN rent escalator was activated, which increased building rent by $3.2m per year and current projections(1) include an additional escalator of $3.9m per year effective 11/1/15  Penn National Gaming and Pinnacle Master Leases Master Leases Have Escalator And Percentage Rent Components Multiple Growth Drivers Successfully Activated All Stated Growth Drivers Including Single Asset Sale Leaseback Transactions, Public Multi-site Operators, Rent Escalators and Development Projects Delivered $190 million of development in fall of 2014 within targeted 9-11% yield on cost for development projects  Hollywood at Mahoning Valley Race Track and Hollywood at Dayton Raceway Greenfield Development (1) Per guidance issued July 30, 2015

9 Gaming & Leisure Properties Inc. Pinnacle Entertainment Acquisition  Announced agreement with Pinnacle Entertainment, Inc. on July 21, 2015  Creates third largest triple-net REIT by enterprise value  Adds 14 high quality gaming assets run by leading operator to GLPI portfolio  Reaffirms Company’s position as leading gaming focused REIT  Allows for increased access to diverse growth opportunities in gaming real estate  Transaction meaningfully enhances quality of cashflows  Triple-net, cross collateralized master lease structure is stable and dependable  Provides tenant and geographic diversification, reduces market risk  Increases rental revenue by 84% (1) $449.4 $0 $200 $400 $600 $800 $1,000 2015 2015 with PNK Lease Rental Revenue(1,2,3) GLPI Rental Revenue PNK Expected Revenue (1) GLPI rent projection per guidance issued July 30, 2015 (2) Proforma for acquisition of Pinnacle Entertainment’s real estate assets, expected close in Q1 2016 (3) Assumes PNK first year lease payment of $377 million $ in millions $826.4 PENN 97% Casino Queen 3% Current Tenant Rent Diversification(1) PENN 53% Casino Queen 2% Pinnacle 45% Expected Tenant Rent Diversification(2,3)

# Pinnacle Transaction Summary

| | |
|---|---|
| **Structure** | • Pinnacle to spin-off 100% of its gaming operations, the Belterra Park real property, the Heartland Poker Tour, Pinnacle's interest in Retama Park, gaming licenses, gaming equipment as well as approximately 450 acres of developable land ("OpCo")<br>• Pinnacle's remaining real property assets (the remaining public entity, "PropCo") to be acquired by GLPI for all stock consideration<br>• OpCo to enter into a triple-net Master Lease Agreement with GLPI (overview of Master Lease Agreement provided on pages 11 & 12), on terms substantially similar to that of the current Penn National Gaming Master Lease |
| **Consideration** | • Pinnacle shareholders to receive a fixed ratio of 0.8500 shares of GLPI common stock for each share of Pinnacle stock, or approximately 56 million shares in GLPI (~27% of GLPI on a pro forma basis), and maintain 100% ownership in OpCo<br>• GLPI to assume $2.7Bn of Pinnacle debt, which will be refinanced at closing |
| **Transaction Value** | • Implied purchase price for PropCo of $4.5Bn (1), implying a 11.9x EV / 2016E lease income multiple (12.5x including all transaction related fees) (2) |
| **Pro Forma Capitalization** | • Target GLPI leverage of 5.5x, with any remainder funded with common equity<br>o Incremental acquisition debt of $2.0Bn<br>o Expected primary common equity of $1.1Bn<br>o Fully committed financing; the transaction will not be subject to any financing contingency<br>• Pro forma OpCo leverage of approximately 3.5x (3) |
| **Timing** | • Expected transaction close in Q1 2016 |

Notes:
(1) Excludes transaction related fees and expenses
(2) Based on GLPI closing price as of 9/9/15 and initial annual lease payment of $377MM
(3) Per Pinnacle management guidance

10 Gaming & Leisure Properties, Inc.

PENN & PNK Master Lease Comparison PENN PNK Lease Structure:  Triple-Net Master Lease: Operator is responsible for maintenance capital expenditures, property taxes, insurance and other expenses  All properties subject to the lease are cross-defaulted / guaranteed  Operator is responsible for acquisition, maintenance, operation and disposition of all (including gaming) FF&E and personal property required for operations Term and Termination:  Causes for termination by lessor include lease payment default, bankruptcy and/or loss of gaming licenses  At the end of lease term, operator will be required to transfer the gaming assets (including the gaming licenses) to successor tenant for fair market value, subject to regulatory approval  Provisions for orderly auction-based transition to new operator at the end of the lease term if not extended  35 year term, including extensions at operator's option  15 years with four 5-year extensions  10 years with five 5-year extensions Rent:  Fixed building rent component with annual 2% escalator (subject to minimum rent coverage of 1.8x)  Land rent reset every 5 years to equal 4% of the average net revenue for such facilities for the trailing 5 years  Reset every 5 years  Reset every 2 years  PENN’s Ohio (Toledo and Columbus) performance components are determined monthly with land rent set at 20% of monthly net revenues 11 Gaming & Leisure Properties Inc.       

PENN & PNK Master Lease Comparison PENN PNK Capital Expenditures:  Operator required to maintain properties and spend a minimum of 1% of net revenues on maintenance capital (including FF&E and capitalized personal property required for operations) annually  Structural projects generally require GLPI consent, not to be unreasonably withheld  Opportunity to provide financing for future capital projects at terms mutually agreeable to both parties Other:  Obligations under the Master Lease are guaranteed by Operator and certain of its subsidiaries  Certain rights of first offer as well as radius restrictions on competition 12 Gaming & Leisure Properties Inc.    

# Cash Flow Strength and Stability

- **Master Lease Provides for Cross Collateralization and Cross Default Protection**
- **Diverse Asset Ownership Across Multiple Markets**

| | 2015[(1)] | 2015 with PNK Lease [(2)] |
|---|---|---|
| Total Rental Income | \$449.4 million | \$826.4 million |
| Fixed Rent | 58% Fixed Bldg. Rent[(3)]<br>21% Fixed Land Rent[(4)]<br>12% Variable Land Rent[(5)]<br>9% OH Var. Land Rent[(6)] | 66% Fixed Bldg. Rent[(3)]<br>17% Fixed Land Rent[(4)]<br>12% Variable Land Rent[(5)]<br>5% OH Var. Land Rent[(6)] |
| Percentage of Rent from PENN | 97% | 53% |

- ***83% of rent is permanently fixed, protecting GLPI from fluctuations in regional gaming [(2)]***
- ***Variable rent and the escalator provisions allow GLPI to participate in potential upside while also promoting stability for tenants***

(1) Guidance per press release issued July 30, 2015
(2) Proforma for acquisition of Pinnacle Entertainment's real estate assets, expected close in Q1 2016. Assumes $377m initial rent.
(3) Permanently fixed, subject to escalator provisions
(4) Permanently fixed
(5) Adjustable every five years for PENN and every two years for PNK based on actual net revenue
(6) Adjustable monthly based on actual net revenue at the PENN properties in Toledo and Columbus

13 Gaming & Leisure Properties Inc.

 Low leverage and ample liquidity to fund growth  $484 million available under revolving credit facility  $31.1 million in cash  Levered 5.8x net debt / EBITDA(1)  Attractive in-place debt  4.6% weighted average cost of debt  Well laddered maturity schedule with no maturities until 2018 Data as of 6/30/2015. ($ millions) (1) 2015 EBITDA per guidance issued July 30, 2015 14 Gaming & Leisure Properties Inc. As of June 30, 2015 Interest Rate Balance Unsecured Term Loan A L + 150 $ 300 Unsecured $700m Revolver L + 150 215 Senior Notes Due 2018 4.375% 550 Senior Notes Due 2020 4.875% 1,000 Senior Notes Due 2023 5.375% 500 2,565 $ Disciplined Financial Approach $0 $200 $400 $600 $800 $1,000 $1,200 2015 2016 2017 2018 2019 2020 2021 2022 2023 Senior Notes Unsecured Credit Facility

15 Gaming & Leisure Properties Inc.  Anticipated AFFO payout ratio of 80%(1)  Second quarter dividend of $0.545 represents an annualized dividend yield of 7.0% at August 31, 2015  Fixed Charge Coverage Ratio of 3.9x  Healthy credit ratings Corporate Rating Senior Notes Outlook Moody’s Ba1 Ba1 Stable S&P BB+ BBB- Under Review 3/10/15 (1) For three years ending 2016, AFFO is adjusted prior to calculation of the dividend in order to account for dividends on shares that will be outstanding after options held by PENN employees are exercised Cash Flow Strength and Stability

16 Gaming & Leisure Properties Inc. Strong Operating Company Tenants  Penn National Gaming and Pinnacle Entertainment are highly respected, experienced operators in regional gaming  Tenants are expected to maintain sufficient rent coverage and reasonable leverage ratios  Master leases provide for GLPI to receive rent reflecting the most reliable portion of the operating cashflow In millions. (1) From PENN’s press release dated July 23, 2015 (2) From Pinnacle’s investor presentation dated July 21, 2015 PENN(1) PNK(2) 2015 EBITDAR 754.5 635.0 2015 Rent 435.4 377.0 EBITDAR / Rent 1.73 1.68 Property EBITDAR / Rent 1.85 1.90 OpCo Net Leverage 3.2X 3.0X

Geographically Diversified Portfolio National portfolio of high quality casino properties across 14 states (1) Cash Flow Strength and Stability Long-term cross-collateralized master lease with strong rent coverage Strong Operating Company Tenant Deep regional operating expertise and market leading brand Proven and Experienced Management Team Industry expertise combined with disciplined investment management approach Disciplined Financial Approach Committed to maintaining a strong balance sheet     Investment Highlights  Multiple Growth Drivers Sale leaseback, rent escalators and acquisition of public operator real estate  17 Gaming & Leisure Properties Inc. Investment Highlights (1) Proforma for acquisition of Pinnacle Entertainment’s real estate assets, expected close in Q1 2016.

Definitions and Reconciliation of Non-GAAP Measures to GAAP  Adjusted EBITDA, or earnings before interest, taxes on income, stock-based compensation, management fees, depreciation, amortization, and gains and/or losses on dispositions of property is not a measure of performance or liquidity calculated in accordance with GAAP  Adjusted EBITDA information is presented as a supplemental disclosure. Adjusted EBITDA should not be construed as an alternative to operating income, as an indicator of the Company's operating performance, as an alternative to cash flows from operating activities, as a measure of liquidity, or as any other measure of performance determined in accordance with GAAP.  The Company has significant uses of cash flows, including capital expenditures, interest payments, dividend payments, taxes and debt principal repayments, which are not reflected in adjusted EBITDA.  Adjusted EBITDA is presented as a supplemental disclosure as this measure is considered by many to be a better indicator of the Company’s operating results than net income (computed in accordance with GAAP). A reconciliation of the Company’s adjusted EBITDA to net income (computed in accordance with GAAP) is included in the Company’s news announcements and financial schedules available on the Company’s website.  Adjusted EBITDAR is Adjusted EBITDA excluding rent  Funds From Operations (“FFO”) is equal to net income, excluding gains or losses from dispositions of property, and real estate depreciation  FFO is defined by NAREIT (the National Association of Real Estate Investment Trusts, the trade organization for REITs) as “the most commonly accepted and reported measure of REIT operating performance.”  Adjusted Funds From Operations (“AFFO”) is defined as FFO excluding stock based compensation expense, the amortization of debt issuance costs and other depreciation reduced by maintenance capex.  A reconciliation of FFO and AFFO to net income (computed in accordance with GAAP) is included in the news announcements and financial schedules available on the Company’s website.  FFO and AFFO do not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP and are not indicative of cash available to fund all cash flow needs.  Notwithstanding the foregoing, GLPI’s measures of adjusted EBITDA, FFO and AFFO may not be comparable to similarly titled measures used by other companies 18 Gaming & Leisure Properties, Inc.

19 Gaming & Leisure Properties Inc. Gaming and Leisure Properties, Inc. Investor Presentation September 2015